UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 13 November 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr Iain Ross

Chairman

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

MARKET RELEASE

13 November 2017

NOVOGEN TO LICENSE SELECT PRECLINICAL PROGRAMS

TO HEATON-BROWN LIFE SCIENCES

Sydney, 13 November 2017 – Novogen Ltd (ASX: NRT; NASDAQ: NVGN), an Australian oncology drug development company, is pleased to announce that it has entered into an agreement to license and assign certain preclinical assets to Heaton-Brown Life Sciences, LLC (HBLS), a privately-held start-up enterprise.

Key Points

•    Agreement provides for the licensing of Trilexium (TRX-E-009-1) and other ‘super-benzopyran’ molecules, and assignment of the early-stage ‘ad-het’ series of discovery leads to Heaton-Brown Life Sciences, LLC

•    Novogen retains all worldwide rights to Cantrixil (TRX-E-002-1), which is currently in a phase I clinical trial for ovarian cancer

•    Novogen will receive 10% of the equity in HBLS, along with milestone and royalty payments linked to successful development of the intellectual property

HBLS is a newly-established, privately-held company, formed by Dr Andrew Heaton and Dr David Brown. Dr Heaton was formerly CEO of Novogen North America, and Dr Brown was formerly Chief Scientific Officer of Novogen. Both were co-founders of the Triaxial technology that was integral to the discovery and early development of the ‘super-benzopyran’ and ‘ad-het’ programs. Cantrixil and Trilexium derive from the ‘super-benzopyran’ program.

As a result of its historical drug discovery activities, Novogen owns considerable intellectual property that may ultimately provide drug candidates of significant value to patients. Given that the Company’s primary focus is now on the acquisition, development, and partnering of clinical stage assets, the agreement with HBLS allows for these earlier-stage, high-quality assets to continue their development, at no cost to Novogen, and maximises the opportunity for them to provide benefit to patients and to yield economic value.

Under the terms of the agreement, Novogen will receive 10% of the equity in HBLS. In addition, the Company will receive milestone and royalty payments linked to successful development of the programs. Novogen will retain all rights relating to the Cantrixil (TRX-E-002-1) program, which is currently in a phase I clinical trial for ovarian cancer, due to complete in calendar 2018. Costs for maintenance of the ‘super-benzopyran’ patents will be shared between both companies, and costs associated with the ‘ad-het’ program will be assumed by HBLS. The agreement precludes the development of Trilexium as a therapy for ovarian cancer.

Novogen CEO, Dr James Garner, commented, “David and Andrew are exceptional pharmaceutical executives, who are highly motivated to succeed in this, their latest venture. While Novogen focuses its efforts on clinical stage programs, such as GDC-0084 and Cantrixil, it is excellent that we are able to entrust some of our earlier stage assets to the people best placed to take them forward – their original inventors. We wish the new company every success, and look forward to following their progress with keen interest, as both a supportive partner and a substantial shareholder.”

In a joint comment, Dr Brown and Dr Heaton stated, “Our intimate knowledge of these promising programs makes us well-placed to develop them in an innovative way. We have a successful track record, both with the underlying technology, and with founding a successful start-up, and we look forward to progressing this work in a new vehicle. The agreement between Novogen and Heaton-Brown Life Sciences represents a win-win arrangement for both companies.”

[ENDS]

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best- in-class agents in a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. A second clinical program, TRX-E-002-01 (Cantrixil) commenced a phase I clinical trial in ovarian cancer in December 2016. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

For more information, please visit: www.novogen.com